Columbia Municipal Money Market Fund, Class B
77C Matters submitted to a vote of security holders

On November 16, 2005, a Special Meeting of the Shareholders of the Fund was held to approve the following items, as described in the combined Proxy Statement/Prospectus for the Meeting. The votes cast at the Meeting were as follows:
1: To approve an Agreement and Plan of Reorganization as described in the accompanying Combined Proxy Statement/Prospectus

For:           218, 296.530    Shares of beneficial interest being a majority
                               of the shares represented at the meeting.
Against:              0.000    Shares of beneficial interest
Abstain:              0.000    Shares of beneficial interest

Columbia Municipal Money Market Fund


1: To approve an Agreement and Plan of Reorganization

For:       30, 379,908.018 Shares of beneficial interest being a majority of the shares represented at the meeting.
Against:      457,437.000  Shares of beneficial interest
Abstain:    2,364,459.330  Shares of beneficial interest